Enterra Energy Trust Announces

Second Quarter 2006 Results and a Letter of Intent with JED Oil

Key acquisitions help generate strong financial and operating performance

Swap agreement with JED Oil another step in strategy of pursuing organic growth

Calgary, AB - August 14, 2006 – Enterra Energy Trust (“Enterra” or the “Trust”) (NYSE: ENT, TSX: ENT.UN) today released its financial and operating results for the three months ended June 30, 2006.

Second Quarter Highlights:

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Record average total production of 14,339 boe/day for the second quarter, compared to 5,990 boe/day for the same period last year;

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Exit production sales volumes increased by 102% to 13,723 boe/day;

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Revenues increased to $65.9 million, an increase of 121% from the comparable period last year;

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Production expenses per boe were reduced by 37% to $8.22/boe, and per boe G&A expenses fell by 31% to $3.88;

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Funds from operations increased by 126% to $27.7 million in the second quarter of 2006;

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Cash distributions of $26.7 million declared during the quarter, for a payout ratio of 96%.

“The full benefit of the acquisition of High Point Resources and the Oklahoma Assets was felt during the second quarter, and this helped us to achieve strong results in key operating and financial metrics,” said Keith Conrad, President and CEO. “Our average daily boe production reached record levels and this led to growth in revenues and funds from operations.  As well, the acquisitions positively impacted operating costs per boe and afforded us the critical mass to reduce our average G&A cost.  In spite of this, net earnings were adversely impacted by higher depletion and depreciation costs related to those acquisitions.”

“As we told investors in July, our transformation plan remains on track and we are encouraged by the development opportunities we can now pursue given our lower target payout ratio of 60% to 70%,” added Mr. Conrad. “The underlying assets of the Trust are performing as expected and we remain focused on strengthening our balance sheet which we still expect to achieve before year-end.”

Second Quarter Review:

The Trust’s average production increased by 139% to 14,339 boe/day, compared to 5,990 boe/day in the second quarter of 2005.  This increase is the result of the acquisition of High Point Resources in August 2005 and the subsequent development of these properties, in addition to the closings of the Oklahoma Asset acquisitions throughout the first and second quarters of 2006.  These acquisitions helped balance Enterra’s sales mix, which stood at 37% oil and 63% natural gas for the second quarter of 2006 as compared to 84% oil and 16% natural gas for the comparable period in 2005.

Revenues were up 121% for the second quarter of 2006 compared to the second quarter of 2005 due to the higher sales volumes tempered by a slight reduction in the average price received per boe of production.

The High Point and Oklahoma Asset acquisitions also favorably impacted per unit operating costs.  Production expenses fell 37% to $8.22/boe in the second quarter 2006 from $13.11/boe in the same period last year.

The critical mass afforded by the acquisitions resulted in lower general and administrative expenses per boe of production.  While total G&A expenses rose to $5.1 million in the second quarter 2006 from $3.1 million for the same period in 2005, the average declined year over year, falling to $3.88/boe from $5.65/boe.

However, as a result of significantly higher depletion and depreciation costs related to the High Point and the Oklahoma Asset acquisitions, the Trust realized a net loss of $0.3 million for the second quarter of 2006 compared to net earnings of $2.6 million for the comparable period in 2005.  On a per unit basis, the Trust realized a net loss of $0.01/unit compared to a net gain of $0.10/unit in the second quarter of 2005.

Funds from operations increased by 126% to $27.7 million compared to $12.2 million for the same period in 2005.  Total distributions paid to unitholders increased by 79% during the second quarter of 2006.  Cash of $26.7 million was paid to unitholders through distributions in the second quarter of 2006, compared to $14.9 million for the same period in 2005.  Distributions as a percentage of funds from operations decreased to 96% from 122%.

Letter of Intent with JED Oil Inc.:

Enterra also announces that it has signed a Letter of Intent with JED Oil Inc. (AMEX: JDO) regarding a property swap whereby, the Trust will swap its interests in certain properties in the Ferrier area of Alberta for interests JED holds in common with the Trust in East Central Alberta, the Desan area of Northeast British Columbia and the Ricinus area of Alberta.  The transaction will also result in the termination of the ‘Agreement of Business Principles’ between Enterra and JED whereby Enterra has a right of first refusal on properties that JED owns and JED has the ability to farm-in on Enterra’s undeveloped lands.  The swap will be based on independent third party engineering evaluations that are anticipated to be completed later this month with a binding agreement expected by August 31, 2006 and closing to occur prior to September 20, 2006.  Closing is subject to a number of conditions including, acceptable documentation, and lender and other necessary approvals.

“The property swap is another step in Enterra’s plan to adopt a business model geared towards growth and long term sustainability,” observed Mr. Conrad.  “Terminating the Agreement of Business Principles with JED is consistent with our strategy of exploiting the Trust’s inventory of drilling and development opportunities while allowing us to autonomously focus our resources on operated core areas where Enterra is positioned to control the level of risk and pace of development.”

The expected transaction with JED Oil follows Enterra’s July 18, 2006 update on the status of its transformation plan and announced a change in its target payout ratio.  Enterra will be better positioned to pursue three avenues for creating long-term unitholder value:

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Organic growth by reinvesting funds in lower-risk projects within existing core areas of operation;

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Accretive acquisitions of oil and natural gas assets that create new core areas with organic growth or strategic partnership potential or consolidate an existing core area; and

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Strategic partnerships to gain exposure to opportunities otherwise not available to the Trust and to secure the potential to acquire the partner’s interest in the future.

Enterra continues to be focused on the remaining initiative which is the strengthening of the balance sheet and expects to achieve this before year-end.

Summarized Financial and Operational Data (in thousands except for volumes and per unit amounts)
	Three months ended June 30,			Six months ended June 30,
	2006	2005	Change	2006	2005	Change

Oil and natural gas revenues	$65,936	$29,807	121%	$114,251	$59,857	91%
Average sales (boe/day)	14,339	5,990	139%	12,214	6,375	92%
Exit sales rate (boe/day)	13,723	6,807	102%	13,723	6,807	102%
Cash provided by operating activities	$34,416	$18,347	88%	$26,630	$31,018	(14%)
Funds from operations (1)	$27,695	$12,228	126%	$51,280	$27,086	89%
Net earnings (loss)	$(296)	$2,567	(112%)	$1,952	$ 6,818	(71%)
Net earnings (loss) per trust unit – basic	$(0.01)	$0.10	(110%)	$0.05	$0.26	(81%)
Weighted average number of trust units outstanding – basic	44,005	26,520	66%	41,119	26,170	57%
Average price per barrel of oil	$69.17	$57.18	21%	$62.86	$53.84	17%
Average price per mcf of natural gas	$6.77	$6.70	1%	$7.35	$7.05	4%
Production expenses per boe	$8.22	$13.11	(37%)	$8.62	$12.06	(29%)

(1) Funds from operations is a non-GAAP financial measure.

Conference Call & Webcast

Management will host a conference call today, Monday, August 14, 2006 at 11 a.m. ET/9 a.m. MT to discuss these results.  Investors who wish to participate can access the call using the following numbers: 416-340-2216 or 1-866-898-9626.   The call will be audiocast and archived on Enterra’s web site at www.enterraenergy.com.  After opening remarks, there will be a question and answer session for analysts and institutional investors.

A taped rebroadcast will be available to listeners following the call until August 21, 2006 at midnight.  To access the rebroadcast, please dial 416-695-5800 or 1-800-408-3053, followed by passcode 3194428#.

Non-GAAP measures

The Management’s discussion and analysis contains the term “funds from operations”, which is a non-GAAP term.  The Trust uses this measure to help evaluate its performance.  The Trust considers it a key measure for the ability of the Trust to repay debt, make distributions to unitholders and to fund future growth through capital investment.  The term should not be considered as an alternative to, or more meaningful than, cash provided by operating activities as determined in accordance with Canadian GAAP as an indicator of the Trust’s performance.  Funds from operations, as determined by the Trust may not be comparable to that reported by other companies.  The reconciliation for funds from operations to cash provided by operating activities can be found in the non-GAAP financial measures section of the MD&A which is available on our website www.enterraenergytrust.com or on SEDAR at www.sedar.com.

Certain Financial Reporting Measures

Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (“bbl”).  Boe’s may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

About Enterra Energy Trust

Headquartered in Calgary, Enterra Energy Trust is a Canadian-based oil and gas income trust. The Trust acquires, operates, and exploits petroleum and natural gas assets in Western Canada, Oklahoma and Wyoming.  The Trust pays out a monthly distribution, which is currently US$0.12 per Trust Unit.

Additional information can be obtained at the Trust’s website at www.enterraenergy.com.

Forward-Looking Statements

This news release contains statements about anticipated completion of acquisitions, the benefits of such acquisitions, the ability of management to facilitate growth, anticipated oil and gas production and other oil and gas operating activities, including the costs and timing of those activities, cash flow per unit or other expectations, beliefs, plans, goals, objectives, assumptions and statements about future events or performance that constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995.

Statements concerning oil and gas reserves contained in this report may be deemed to be forward-looking statements as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Enterra and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, completion by Enterra of its acquisition of the remaining Oklahoma assets, the anticipated benefits of the acquisitions, the ability to integrate the operations of the acquired entities, the ability of management to achieve the anticipated benefits, the ability to refinance the bridge facilities through the issuance of debt or equity on terms favorable to Enterra or at all, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties.

Enterra cautions that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors, which could affect Enterra's operations or financial results, are included in Enterra's reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Enterra assumes no obligation except as required by securities laws, to update forward-looking statements should circumstances or management's estimates or opinions change.

Enterra calculates its proven and probable reserves in accordance with Canadian National Instrument 51-101. Canadian disclosure standards concerning oil and gas reserves and options differ from those of the SEC. Enterra is subject to the reporting requirements of the US Securities Exchange Act of 1934, as amended and consequently, files reports with and furnishes other information to the SEC. The SEC normally permits oil and gas companies to disclose in their filings with the SEC only proved reserves that have been demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Accordingly, any probable reserves and the calculations with respect thereto included in this release do not meet the SEC's standards for inclusion in documents filed with the SEC. (In addition, throughout this news release, Enterra makes reference to production volumes. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the United States, net production volumes are reported after the deduction of these amounts.)

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities of Enterra in any jurisdiction.

For further information please contact:

Company Contact:

Enterra Energy Trust

E. Keith Conrad, President and CEO

Telephone: (403) 263-0262 or (877) 263-0262

E-mail: ekconrad@enterraenergy.com

Victor Roskey

Senior Vice President, Finance & Administration & CFO

Telephone: (403) 538-3580

E-mail: vroskey@enterraenergy.com

www.enterraenergy.com